                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   Homeplex Mortgage Investments Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  43740F 1
                   ----------------------------------------
                                (CUSIP Number)

                               Alan D. Hamberlin
                            5333 N. Seventh Street
                                   Suite 305
                            Phoenix, Arizona  85014
                                (602) 265-9467
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 23, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 43740F 10 1                                      PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON


  Alan D. Hamberlin

--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
                                                     (b) [_]
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
  00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)  [_]

    Not applicable.
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER

                                 819,623/(1)/
      NUMBER OF          -------------------------------------------------------
       SHARES             8  SHARED VOTING POWER
    BENEFICIALLY
       OWNED                    -0-
      BY EACH            -------------------------------------------------------
     REPORTING            9  SOLE DISPOSITIVE POWER
      PERSON
       WITH                      819,623/(1)/
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      819,623/(1)/
--------------------------------------------------------------------------------
12 CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.81% /(1)/
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

------------------
/(1)/ Includes 781,723 shares of Common Stock issuable upon the exercise of outstanding stock options which are exercisable as of December 23, 1996 or within sixty days thereof.

ITEM 1.   SECURITY AND ISSUER

          The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") of Homeplex Mortgage Investments Corporation ("HPX"), a Maryland corporation, whose principal business and executive offices are located at 5333 N. Seventh Street, Suite 219, Phoenix, Arizona 85014.

ITEM 2.   IDENTITY AND BACKGROUND

          (a)-(c) and (f) This statement is filed on behalf of the reporting person, Alan D. Hamberlin, an individual. Mr. Hamberlin resides in Arizona, and he currently serves as Chairman of the Board and Chief Executive Officer of HPX. Mr. Hamberlin's principal occupation is President of Courtland Homes, Inc., a single-family residential home-builder located in Phoenix, Arizona. Courtland Homes, Inc.'s principal business address is 5333 N. Seventh Street, Suite 305, Phoenix, Arizona 85014.

     (d)  None.

     (e)  None.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not Applicable.

ITEM 4.   PURPOSE OF TRANSACTION

          On December 23, 1996, stock options relating to Mr. Hamberlin's employment agreement with HPX were approved by the shareholders of HPX, and entitle him to purchase an aggregate of 475,000 shares of Common Stock of HPX, which are immediately exercisable at an exercise price of $1.50 per share. Pursuant to such employment agreement, an additional 275,000 stock options will become exercisable on December 21, 1997. Mr. Hamberlin currently intends to hold securities in HPX for investment purposes, and has no plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a)- (j).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The following information assumes the exercise of all HPX stock options held by Mr. Hamberlin.

     (a) Mr. Hamberlin beneficially owns 819,623 shares of the Common Stock, which represents approximately 7.81% of the outstanding HPX Common Stock.

     (b) Mr. Hamberlin has sole voting and dispositive power with respect to 819,623 shares of the Common Stock he beneficially owns.

     (c) On December 23, 1996, Mr. Hamberlin acquired the right to purchase 475,000 shares of Common Stock of HPX through the grant and approval of HPX stock options which are exercisable at $1.50 per share. Mr. Hamberlin has made no other purchases of Common Stock within the past sixty days.

     (d)  None.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          To the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any person with respect to any securities of HPX, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of December 30, 1996



                              By:  /s/ Alan D. Hamberlin
                                   ---------------------------------------------
                                    Alan D. Hamberlin